

November 1, 2013

Via E-mail
Mr. Stephen P. Gottesfield
Executive Vice President
Newmont Mining Corporation
6363 South Fiddler's Green Circle
Greenwood Village, Colorado 80111

> **Re:** **Newmont Mining Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed July 26, 2013**
> **Supplemental Response submitted October 17, 2013**
> **File No. 001-31240**

Dear Mr. Gottesfield:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

All-In Sustaining Costs, page 70

1. We note your response to our prior number 2. To the extent you choose to present copper sales as a by-product credit in your future computation of this non-GAAP measure, please expand your disclosure in future filings to:

   - compute and disclose the non-GAAP measure both gross (before) and net of (after) by-product credits, either through a separate computation or as a subtotal in your current computation (for example: all-in sustaining costs gross of copper sales; less by-product copper sales; all-in sustaining costs net of copper sales);

- compute and present your "per ounce" all-in sustaining cost amounts both gross and net of by-product credits;

- revise the titles of your non-GAAP measures throughout your filings to clarify that the measures are net of by-product credits (e.g. "all-in sustaining costs, net of by-product credits" or "all-in sustaining costs, net of copper sales");

- disclose why you believe presenting a cost measure net of by-product revenue is useful; and,

- explain why you consider copper to be a by-product despite its significance to the mines where it is produced.

If you intend to include copper sales as a by-product credit in the computation of your non-GAAP measure in future filings, please provide us with a sample of your proposed future disclosure in your response to this comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director